EXHIBIT 10.1

May 7, 2015

Drew Madsen
1 Isle of Sicily
Winter Park, Florida 32789

Dear Drew,

Panera, LLC ("Panera") is pleased to offer you the position of President, reporting directly to Ron Shaich, Chairman of the Board and Chief Executive Officer. Your start date is May 11, 2015 and we will provide you with your onboarding and orientation schedule covering your first 60 days of employment within the next week or two.

In your role with Panera, you will serve as an executive officer of Panera Bread Company, in accordance with the applicable rules and regulations of the Securities Act of 1933 and the Securities and Exchange Act of 1934.

Your total compensation package includes your salary, and participation in our annual Incentive Goal Program (IGP) and Long-Term Incentive Program (LTIP):

•
Your salary for this position will be payable at the bi-weekly rate of $28,846.16 less applicable taxes and withholdings. Wage adjustments are generally based on your performance and company profitability and are discretionary.  Should an increase be approved, it would be effective no later than March 2016 subject to Board approval.

•
Your annual IGP target will be 75% of your salary or $562,500, with an upside potential of 200% of your target or $1,125,000. The incentive can be paid out in full or a portion thereof, including 0%, according to financial performance and your individual performance. You must also be employed at the time of payout to be eligible and the plan design can be changed without notice.

•
You will also be eligible to participate in our LTIP, subject to Board approval. At the President level your LTIP target is 200% of your salary or $1,500,000, and is made up of the following three components to be determined on an annual basis:

1.
A three year Performance Award with a target value of 100% of your salary or $750,000  for each three-year plan (beginning with the current 2015-2017 cycle), with a new three-year plan each year thereafter (2016-2018, 2017-2019, etc.). Performance Awards may be

designed as a cash incentive with a payout range of 0% to 200% of your target or up to $1,500,000, based on the achievement of three-year key metrics which were set at the beginning of each three-year plan.  Alternatively, the Performance Award may be designed as a stock grant.  You must remain employed on the payout date to be eligible to receive these payouts, which typically occur in March following the end of each cycle, or as otherwise determined by the Compensation Committee of the Board of Directors.

a.	Your target value in the two open cycles (2013-2015 and 2014-2016) will be pro-rated based on your hire date and subsequent participation in each open cycle (refer to #1.a. in the chart below).

b.
For the current 2015-2017 cycle you will be granted a special award of stock with a value of $660,900 half in restricted stock and half in a choice of restricted stock or stock-settled appreciation rights (SSARs) (currently granted at a ratio of three and half SSARs for every one restricted share), or a proportionate blend of the two at your choice (refer to #1.b. in the chart below). This special grant is subject to Board approval and will vest on February 26, 2018.

2.
An annual award to you of restricted stock (vesting over 5 years) with an annual target value of 50% of your salary or $375,000, contingent on Board approval. The number of shares of restricted stock will be determined by dividing your target award value by the stock price at the time the Board approves them. You will be eligible for a one-time grant at the Board of Directors meeting in May, pro-rated based on your date of hire, for the current LTIP program underway (refer to #2 the chart below). The Board will review your status for additional restricted stock annually in/around August.

3.
An annual award to you of the same number of restricted shares in number 2 above (vesting over 5 years), with an annual target value of 50% of your salary or $375,000, or stock-settled appreciation rights (SSARs) (currently granted at a ratio of three and half SSARs for every one restricted share), or a proportionate blend of the two at your choice, based on Board approval. You will be eligible for a one-time grant at the Board of Directors meeting in May, pro-rated based on your date of hire, for the current LTIP program underway (refer to #2 in the chart below).  The Board will review your status for additional restricted stock annually in/around August.

Upon hire, you will be eligible for a one-time grant (vesting 1/3 each year for 3 years) with a value of $1,500,000 in your choice of all restricted stock, all stock-settled appreciation rights (SSARs) (currently granted at a ratio of three and half SSARs for every one restricted share), or a proportionate blend of the two, contingent on Board approval. The effective date will be the next Board meeting currently scheduled for May 20, 2015 (refer to #3 in the chart below). The stock price for this grant will be determined by the closing stock price on the date of grant.

One-time / Target Pro-rate Summary*

1.a. Performance Award pro-rated for the 2013-2015 and 2014-2016 open cycles	$ 571,275
1.b. Special Stock Award for the current 2015-2017 Performance Award cycle	$ 660,900
Restricted Stock & Choice Stock Grant pro-rated based on hire date	$ 176,700
One-time Choice Grant	$ 1,500,000
Total	$ 2,908,875
Note: Calculations assume a hire date of May 11, 2015 and are subject to Board approval

Target Total Annual Compensation Summary*

Base Salary	$ 750,000
Incentive Goal Program Target	$ 562,500
LTIP Target	$ 1,500,000
Total	$ 2,812,500
*For illustration purposes only

Each of the above incentive programs will be subject to requirements for service, vesting, or lapse of restriction in order to be earned and paid out, which includes, but is not limited to, being employed at the time of the payment/grant, agreeing from time to time to modifications to such policies and/or agreements as: Panera Standards of Business Conduct; Panera Insider Trading Policy; Panera Non-Compete Agreement. The Board of Directors may change the plan or any of its components at any time. If you have any specific questions about our incentive plans, please contact Scott White, Vice President Total Rewards and Shared Services, at scott.white@panerabread.com or (314) 984-3920.

In consideration of services that would be provided by you, and in addition to signing the general release and certain other standard terms and conditions contained in Panera’s confidential and proprietary information and non-competition agreement, you will be eligible for separation pay of fifty-two (52) weeks of base pay and reimbursement of the Company portion of health and/or dental insurance premiums during the separation period. Further, should you be terminated by the Company for reasons other than cause up to 18 months from the date of hire, you will be eligible for a supplemental separation benefit payable as an additional fifty-two (52) weeks of base pay commencing with the end of the first fifty-two (52) weeks of base pay, subject to the same terms and conditions.

As a full-time Panera employee, you will be eligible to participate in all Panera benefit plans applicable to other employees of Panera in similar positions. The waiting periods and premiums related to these benefits and specific information about plan content will be explained during the orientation process. Our benefit package is subject to on-going review and modifications from time to time. As a member of the senior leadership team, Panera asks that you contribute more toward the cost of your healthcare coverage than associates who earn less.  Your rates are approximately 60% higher than other associates and represent a lower percent of your total compensation than the general Panera associate population.  If you have questions or concerns, please reach out to Gail Frye, Director of Benefits, at gail.frye@panerabread.com or 314-984-3930. Additionally, you will be eligible for a car allowance with an annual value of $18,000, paid in the bi-weekly amount of $692.31.

Your work location will be your home office, based in Winter Park, Florida. As a condition of employment, Panera has agreed to provide all requisite business equipment for this purpose (i.e., laptop computer, video unit, etc.).

Outside of your annual vacation, we anticipate your travel time will approximate the following; 60% Boston, 30% other travel with the remaining 10% of your time spent in your home office. While traveling on business, outside of Winter Park Florida, Panera will reimburse you for the following expenses:

•	Travel expenditures (e.g., airfare, etc.);

•	Auto expenditures (e.g., taxi, car rental, etc.);

•	Business meals: and

•	Lodging

In lieu of reimbursing hotel lodging in Boston, Panera has agreed to reimburse annual rental expenses that you may incur in obtaining an apartment in the Boston area. Given the time spent in Boston on business and the cost of hotels in the region, Panera has agreed to reimburse you for an apartment given the equivalent cost of hotel stays.

All reimbursements will be made as part of an accountable plan subject to the terms outlined in Panera’s travel and expense reimbursement policy.

This offer is also contingent on your ability to provide employment eligibility documentation as required by law and successful completion of a background check. Also as part of your orientation process, we would like you to train in our retail environment. A training schedule will be prepared and forwarded to you prior to your start date.

Nothing in this letter is intended or should be construed to create a contract for a definite term (including the expression of your salary on an annualized basis), nor does this letter, nor any other communication, alter your status as an "employee at will" should you accept this offer. This means that both you and Panera are free to terminate the employment relationship at any time for any reason or no reason, with or without notice.

Please indicate your acceptance of this offer by printing two copies of the offer letter, signing both, retaining one for your files and returning one to Panera, LLC Attn: Human Resources - Phyllis Smith, 3630 S. Geyer Road, Suite 100, Sunset Hills, MO 63127, within two weeks from the date of this letter.
We also require that you return one signed copy of the Panera Standards of Business Conduct Acknowledgement, one signed copy of the Panera Insider Trading Policy Acknowledgement Receipt, and two signed copies of the Panera Non-Compete Agreement on or prior to your start date. Both copies of the Non-Compete Agreement will be countersigned and one will be returned to you for your files.

We believe that your background and experience will provide a solid foundation for success with Panera, LLC. If you have any questions about the enclosed information, please let me know. Once again Drew, we welcome you to Panera, LLC and we look forward to your leadership, energy, and contributions.

Warm regards,

/s/ Ron Shaich
Ron Shaich
Chairman of the Board and Chief Executive Officer

/s/ Elizabeth Dunlap
Elizabeth Dunlap
Senior Vice President Chief People Officer

I represent that (i) I am free to accept your offer, (ii) I have no obligations inconsistent with unrestrained employment by Panera, (iii) that my performance as an employee of Panera does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by Panera, and (iv) I have not and will not disclose any such confidential information. I have read and accepted the provisions as outlined above.

May 8, 2015
Date

/s/ Drew Madsen
Drew Madsen